Filed by Tesoro Corporation
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining, Inc.
(Commission File No. 001-32721)

Western Refining Update: Q&A with Keith Casey

Recently, Corporate Communications sat down with Keith Casey, EVP of Marketing & Commercial to discuss his role as the Executive Sponsor to the Enterprise Integration Office (EIO) which is managing the integration planning for the proposed acquisition of Western Refining. In this Question and Answer story, Keith provides his insights and goals for this transaction - the biggest one in our company’s history.

Once complete, how will you define success for the Western integration?
“We are bringing together two great companies to form ONE - the leading refining, logistics, and marketing company in our strategic footprint. Ultimately, success will be defined by the value created for our employees, customers, shareholders and communities.”

What have you learned about the Western team and their assets?
“At the highest level, Western is very similar to Tesoro. In my view, we both have skilled, motivated and capable people throughout our organizations. There is great alignment in our core values and the integrated business model by which we both run our businesses. From an asset perspective, again, I would say very similar to Tesoro. Western has good assets with thorough plans in place to continuously improve their integrity and operational capabilities. We are seeing clear areas where both sides will benefit from the sharing of practices and ideas for continuous improvements.”

Is there any specifics or unique capabilities that Western has that you would highlight?
“While there are many impressive things, I will narrow it down to three. The first is how they work - it is clear that they are very aligned to creating value by being nimble and effective in conducting business. It appears that Western has excellent teamwork and I have not seen any indication of a silo mentality. The second thing is their Marketing business - specifically their retail model has a great framework and personnel with strong retail capabilities. That matches well with our marketing competitive strategies. And finally, I would say their Asphalt business is impressive and a capability that Tesoro currently does not have.”

We talk a lot about the business, what about the corporate functions - like Human Resources, Finance and Information Technology?
“That is a great question and again it is an area that we are more similar than different. From what I have seen, Western has capable, engaged and skilled people in these functions. They too are navigating a challenging systems landscape because they were working to consolidate the legacy NTI systems with their own prior to the announcement of the Tesoro acquisition. This has obviously complicated Day 1 planning a bit and will be a big piece of the forward integration efforts as we work to synchronize all of this with our ProjectONE efforts. The overall game plan and execution of these efforts will continue to evolve well past the transaction close. I am confident we have the skills and capabilities to make it as efficient and effective as possible.”

What are your thoughts about the announced synergies, are they achievable?
“I can’t wait to get after them! Some have asked the question: “how can you commit to so much synergy with two well-run companies?” What they don’t understand is that this combination is not a “fix it” synergy case. The thesis of this combination is when we take two very well-run companies with capable and committed people and put them together, the synergy is delivered from the power of the people creating value through the expanded platform and combined capabilities. Long story short, I am very confident in our ability to deliver these synergies and am anxious to close the transaction so we can formalize the plans and begin execution.”

Do you see us keeping the Tempe office?
“It’s too early to speculate about the long-term office locations, as that work is still in progress. At this point, I would say there are two things in consideration about the Tempe office. First is that there won’t be significant changes immediately. Even with the previously announced “head office will be in San Antonio” as we talked about earlier there is a huge amount of systems work that needs to be completed before consolidation - and that won’t happen overnight. The second thing I would say is that we will continue to have business offices where it is the most effective for staying close to and accessing our customers. Tempe, for example, makes a lot of sense when you think about customer proximity and ease of travel within the company’s geography. Again, this is being worked and we will communicate once we close the transaction and plans are firmed up.”

Sounds exciting, what can you say about Day 1 - or the day of the close of the transaction?
“It is great that both shareholders have affirmed the transaction and now we are down to working to complete the regulatory process - with the Federal Trade Commission - before mid-year. I fully recognize that everyone is anxious and I can tell you that no resource is being spared and that this is being worked with the highest priority and energy. Unfortunately, we don’t fully control the schedule. That said, Day 1 is going to be a great celebration. A lot of planning going into everything from ball caps and signage all the way to reporting lines and levels of authority. We are ready for it.”

NOTE:
This transaction is subject to customary closing conditions, including expiration or termination of the Hart Scott Rodino Act (HSR) waiting period. Both Tesoro and Western continue to cooperate with the Federal Trade Commission (FTC) staff during the HSR process. During this process there are many obligations and strict limitations on what can be communicated, and because we remain two separate companies, any communication must be managed by the integration planning team. We continue to expect the acquisition to be completed in the first half of 2017.

If you have any questions, please feel free to email the integration team at integration@tsocorp.com

FORWARD LOOKING STATEMENTS
This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Tesoro of Western Refining, synergies and the shareholder value to result from the combined company. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed acquisition, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the acquisition, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement for the acquisition, the risk that the parties may not be able to satisfy the conditions to the proposed acquisition in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of Tesoro’s common stock or Western Refining’s common stock, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond Tesoro’s control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on its website at http://www.tsocorp.com and on the SEC’s website at http://www.sec.gov, and those detailed in Western Refining’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Western Refining’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Tesoro’s and Western Refining’s forward-looking statements are based on assumptions that Tesoro and Western Refining believe to be reasonable but that may not prove to be accurate. Tesoro and Western Refining undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:
This communication relates to a proposed business combination between Western Refining and Tesoro. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:
In connection with the proposed transaction, Tesoro has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 (Reg. No. 333-215080 ), containing a joint proxy statement/prospectus of Tesoro and Western, which proxy statement/prospectus was first mailed to Tesoro and Western stockholders on February 17, 2017. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.